Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2023 Financial Results

HANGZHOU, China, August 24, 2023 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the second quarter ended June 30, 2023.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “We outperformed in the second quarter by achieving both top-line growth and bottom-line improvements. At the Group level, our gross margin turned positive to 4.2% for the quarter compared with negative 4.6% for the same period of last year and we narrowed our net loss by 48.7% year over year. BEST Supply Chain Management achieved its second consecutive quarter of profitability and reached a record high gross margin of 10.9% while BEST Freight delivered a non-GAAP profitability in the second quarter. Both business lines generated positive operating cash flow for the quarter.”

“BEST Freight’s growth momentum has quickly accelerated. Its second-quarter volume and revenue grew by 7.2% and 15.2% year over year, respectively, with gross margin improving to 5.3%. We will continue to focus on service quality, operating efficiency, digital transformation and synergy with BEST Supply Chain Management and we expect BEST Freight to be profitable in both the third and fourth quarters, with positive operating cash flow for the year.”

“BEST Supply Chain Management continued to benefit from the market’s increased demand for third-party integrated logistics service partners with higher-level service offerings. With our capabilities in technology, we are becoming more efficient and are further differentiating BEST across the market. In the second quarter, revenue from BEST Supply Chain Management increased by 6.7% and gross margin increased by 2.7%, both year over year. We expect BEST Supply Chain Management to continue its profitability in the second half of the year and generate positive operating cash flow in 2023.”

“For BEST Global, as we continue to optimize our organization and integrated logistics service capabilities, we are improving our service quality and network coverage, as well as expanding our reach in cross-border opportunities. In the second quarter, BEST Global’s total volume for the cross-border business increased by approximately 54.1% quarter-over-quarter. Looking ahead, we expect Global’s parcel volume to continue to increase and its operating margin and bottom-line to show steady improvements.”

“In summary, we saw remarkable improvements across our business lines in the second quarter. Our primary focus remains on delivering best-in-class service quality, digital transformation and synergies among our business units. With this focus, we can drive sustainable growth and profitability in the near future.” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “As we continue to benefit from our effective strategic refocusing plan to achieve cost reductions and better operating efficiency, Group’s selling, general and administrative expenses in the second quarter decreased by 31.4% year over year. Our balance of cash and cash equivalents, restricted cash, and short-term investments remained strong at RMB3.2 billion at end of the second quarter. As we further strengthen our service capabilities, optimize our organizational structure and generate synergies among our business lines, we can capture growth opportunities and create long-term value.”

FINANCIAL HIGHLIGHTS(1)

For the Second Quarter Ended June 30, 2023:(2)

●	Revenue was RMB2,137.7 million (US$294.8 million), compared to RMB1,931.0 million in the second quarter of 2022. The increase was primarily due to increased revenue of BEST Freight and BEST Supply Chain Management.

●	Gross profit was RMB88.8 million (US$12.2 million), compared to a gross loss of RMB89.3 million in the second quarter of 2022. The increase was primarily due to further improvements in operating efficiency for both Freight and Supply Chain Management. Gross profit margin was 4.2%, compared to a gross loss margin of 4.6% in the second quarter of 2022.

●	Net Loss from continuing operations was RMB174.4 million (US$24.1 million), compared to RMB340.1 million in the second quarter of 2022. Non-GAAP net loss from continuing operations(3)(4) was RMB161.2 million (US$22.2 million), compared to RMB320.2 million in the second quarter of 2022.

●	Diluted loss per ADS(5) from continuing operations was RMB8.12 (US$1.12), compared to a loss of RMB16.57 in the second quarter of 2022. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB7.46 (US$1.03), compared to a loss of RMB15.56 in the second quarter of 2022.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2)In December 2022, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

●	EBITDA(6) from continuing operations was negative RMB138.1 million (US$19.0 million), compared to negative RMB290.3 million in the second quarter of 2022. Adjusted EBITDA(6) from continuing operations was negative RMB124.9 million (US$17.2 million), compared to negative RMB270.3 million in the second quarter of 2022.

BEST Freight – As the market was gradually recovering and Freight continued to improve its service quality, its volume increased by 7.2% in the second quarter of 2023 year over year. BEST Freight’s non-GAAP net income of the quarter was RMB1.4 million, compared with a non-GAAP net loss of RMB54.6 million in the same period of 2022, primarily due to increased volume, higher average selling price per tonne and improved operating efficiency. As service quality remains the cornerstone of Freight’s service, its focus moving forward will be on further improving its operating efficiency and ability to provide the key account customers with high-quality services. In addition, Freight will continue to synergize with BEST Supply Chain Management to capitalize additional business opportunities.

BEST Supply Chain Management – Driven by its superb service quality and enhanced digital transformation capabilities, BEST Supply Chain Management continued its robust growth momentum in the second quarter. Its revenue increased by 6.7% while its distribution volume increased by 52.5% both year over year. BEST Supply Chain Management’s gross margin hit a record high of 10.9%, which led to a net profit of RMB9.4 million in the second quarter of 2023. Highlighting BEST Supply Chain Management as the solid foundation of our synergistic logistics ecosystem, we will continue to invest in and improve BEST Supply Chain’s digital transformation capabilities and drive synergies across our business lines.

BEST Global – In the second quarter, BEST Global continued its recovery post COVID. BEST Global’s volume increased by 5.5% year over year, while total volume of the cross-border business in the second quarter increased by approximately 54.1% quarter-over-quarter. BEST Global also continued its efforts to further reduce costs and improve its operating efficiency as well as expand the coverage for small- and medium-sized enterprises. As this momentum continues and incremental gains are made, the Company expects that BEST Global’s volume will continue to grow, and its operating margin and bottom line will continue to improve in the second half of 2023.

Others – The Company continued to wind down its Capital business line and expects to complete the wind-down by the end of 2023.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

Key Operational Metrics

	Three Months Ended			% Change YOY
	June 30, 2021	June 30, 2022	June 30, 2023	2022 vs 2021	2023 vs 2022
Freight Volume (Tonne in ‘000)	2,438	2,223	2,383	(8.8%)	7.2%
Supply Chain Management volume (Tonne in ‘000)	310	400	610	29.0%	52.5%
Global Parcel Volume in SEA (in ‘000)	38,761	30,782	32,480	(20.6%)	5.5%

FINANCIAL RESULTS(7)

For the Second Quarter Ended June 30, 2023:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2022		June 30, 2023
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	1,208,435	62.6%	1,392,625	192,052	65.2%	15.2%
Supply Chain Management	450,984	23.4%	481,206	66,361	22.5%	6.7%
Global	241,171	12.5%	239,381	33,012	11.2%	(0.7)%
Others(8)	30,378	1.5%	24,463	3,374	1.1%	(19.5)%
Total Revenue	1,930,968	100.0%	2,137,675	294,799	100.0%	10.7%

•	Freight Service Revenue was RMB1,392.6 million (US$192.1 million) for the second quarter of 2023, compared with RMB1,208.4 million in the same period last year. Freight service revenue increased by 15.2% year over year, primarily resulting from increases in both freight volume and average selling price per tonne.

•	Supply Chain Management Service Revenue increased by 6.7% year over year to RMB481.2 million (US$66.4 million) for the second quarter of 2023, up from RMB451.0 million in the same period of last year, primarily attributable to an expanded customer base and increased volume from existing customers.

(7) All numbers represented the financial results from continuing operations, unless otherwise stated.

(8)“Others” Segment primarily represents Capital business unit.

•	Global Service Revenue decreased by 0.7% year over year to RMB239.4 million (US$33.0 million) for the second quarter of 2023 from RMB241.2 million in the same period last year primarily due to lower parcel volume in Thailand, which was partially offset by steady increases in parcel volume in Vietnam and Malaysia.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	June 30, 2022		June 30, 2023
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% of Revenue Change YOY
Freight	(1,302,523)	107.8%	(1,319,356)	(181,948)	94.7%	(13.0	ppt)
Supply Chain Management	(413,910)	91.8%	(428,870)	(59,144)	89.1%	(2.7	ppt)
Global	(276,554)	114.7%	(287,726)	(39,679)	120.2%	5.5	ppt
Others	(27,273)	89.8%	(12,911)	(1,781)	52.8%	(37.0	ppt)
Total Cost of Revenue	(2,020,260)	104.6%	(2,048,863)	(282,551)	95.8%	(8.8	ppt)

•	Cost of Revenue for Freight was RMB1,319.4 million (US$181.9 million), or 94.7% of revenue in the second quarter of 2023. The 13.0 percentage point year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to higher volume and reduced unit cost.

•	Cost of Revenue for Supply Chain Management was RMB428.9 million (US$59.1 million), or 89.1% of revenue in the second quarter of 2023. The 2.7 percentage point year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to improved operating efficiency and optimized customer structure.

•	Cost of Revenue for Global was RMB287.7 million (US$39.7 million), or 120.2% of revenue in the second quarter of 2023. The 5.5% year-over-year increase in cost of revenue as a percentage of revenue was primarily due to lower parcel volume in Thailand.

Gross Profit was RMB88.8 million (US$12.2 million), compared to a gross loss of RMB89.3 million in the second quarter of 2022; Gross Margin was positive 4.2%, compared to negative 4.6% in the second quarter of 2022.

Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB228.9 million (US$31.6 million), or 10.7% of revenue, in the second quarter of 2023, compared to RMB333.8 million, or 17.3% of revenue, in the same period of 2022. SG&A expenses in the second quarter decreased by 31.4% year over year due to reduced headcount and bad debt expense.

Research and Development Expenses were RMB29.9 million (US$4.1 million) or 1.4% of revenue in the second quarter of 2023, compared to RMB42.1 million or 2.2% of revenue in the second quarter of 2022, primarily due to reduced headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB13.2 million (US$1.8 million) in the second quarter of 2023, compared to RMB19.9 million in the same period of 2022. Of the total SBC expenses, RMB0.05 million (US$0.01 million) was allocated to cost of revenue, RMB0.5 million (US$0.1 million) was allocated to selling expenses, RMB11.8 million (US$1.6 million) was allocated to general and administrative expenses, and RMB0.8 million (US$0.1 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the second quarter of 2023 was RMB174.4 million (US$24.1 million), compared to RMB340.1 million in the same period of 2022. Excluding SBC expenses, non-GAAP net loss from continuing operations in the second quarter of 2023 was RMB161.2 million (US$22.2 million), compared to RMB320.2 million in the second quarter of 2022.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the second quarter of 2023 was RMB8.12 (US$1.12), compared to a loss of RMB16.57 in the same period of 2022. Excluding SBC expenses non-GAAP diluted loss per ADS from continuing operations in the second quarter of 2023 was RMB7.46 (US$1.03), compared to a loss of RMB15.56 in the second quarter of 2022. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the second quarter of 2023 was negative RMB124.9 million (US$17.2 million), compared to negative RMB270.3 million in the same period of 2022. Adjusted EBITDA margin from continuing operations in the second quarter of 2023 was negative 5.8%, compared to negative 14.0% in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2023, cash and cash equivalents, restricted cash and short-term investments were RMB3,177.5 million (US$438.2 million), compared to RMB4,413.0 million as of June 30, 2022. In 2022, the Company bought back approximately US$200 million (RMB1.4 billion) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in the second quarter of 2023 was RMB158.0 million (US$21.8 million), compared to RMB304.8 million of net cash used in continuing operating activities in the same period of 2022. The decrease in net cash used in operating activities was mainly due to the decreased net loss in the second quarter of 2023.

SHARES OUTSTANDING

As of August 11, 2023, the Company had approximately 397.6 million ordinary shares outstanding (9). Each American Depositary Share represents twenty (20) Class A ordinary shares.

As previously announced, effective from April 4, 2023, the Company has changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to five (5) Class A ordinary share, to a new ADS ratio of one (1) ADS to twenty (20) Class A ordinary shares.

FINANCIAL GUIDANCE

The Company confirms its guidance for total revenue between RMB8.5 billion and RMB9.5 billion for the full year of 2023.

This forecast reflects the Company’s current and preliminary view based on its current business situation and market conditions, which are subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on August 23, 2023 (9:00 am Beijing Time on August 24, 2023), to discuss its financial results and operating performance for the second quarter of 2023.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995

(9) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 5464411

A replay of the conference call will be accessible through August 31, 2023 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 9570777

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Monmths Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	1,208,435	1,392,625	192,052	2,301,249	2,444,498	337,112
Supply Chain Management	450,984	481,206	66,361	859,946	921,460	127,075
Global	241,171	239,381	33,012	509,880	436,409	60,184
Others	30,378	24,463	3,374	62,478	50,570	6,974
Total Revenue	1,930,968	2,137,675	294,799	3,733,553	3,852,937	531,344
Cost of Revenue
Freight	(1,302,523)	(1,319,356)	(181,948)	(2,472,837)	(2,373,991)	(327,388)
Supply Chain Management	(413,910)	(428,870)	(59,144)	(805,117)	(833,220)	(114,906)
Global	(276,554)	(287,726)	(39,679)	(562,232)	(536,930)	(74,046)
Others	(27,273)	(12,911)	(1,781)	(59,498)	(28,449)	(3,923)
Total Cost of Revenue	(2,020,260)	(2,048,863)	(282,551)	(3,899,684)	(3,772,590)	(520,264)
Gross (Loss)/Profit	(89,292)	88,812	12,248	(166,131)	80,347	11,080
Selling Expenses	(66,130)	(62,670)	(8,643)	(121,056)	(116,487)	(16,064)
General and Administrative Expenses	(267,632)	(166,199)	(22,920)	(467,686)	(360,089)	(49,659)
Research and Development Expenses	(42,127)	(29,928)	(4,127)	(75,302)	(58,625)	(8,085)
Other operating income/(expense), net	116,975	476	66	119,615	(890)	(123)
Loss from Operations	(348,206)	(169,509)	(23,376)	(710,560)	(455,744)	(62,850)
Interest Income	25,554	26,001	3,586	41,172	47,679	6,575
Interest Expense	(25,738)	(16,998)	(2,344)	(52,160)	(34,619)	(4,774)
Foreign Exchange Loss	(107,265)	(46,661)	(6,435)	(102,420)	(31,937)	(4,404)
Other Income	19,426	5,243	723	21,108	10,467	1,443
Other Expense	20,422	(3,065)	(423)	20,042	(3,716)	(512)
Gain on changes in the fair value of derivative assets/liabilities	75,757	30,765	4,243	63,088	36,157	4,986
Loss before Income Tax and Share of Net Loss of Equity Investees	(340,050)	(174,224)	(24,027)	(719,730)	(431,713)	(59,536)
Income Tax Expense	(93)	(186)	(26)	(312)	(324)	(45)
Loss before Share of Net loss of Equity Investees	(340,143)	(174,410)	(24,052)	(720,042)	(432,037)	(59,581)
Net Loss from continuing operations	(340,143)	(174,410)	(24,052)	(720,042)	(432,037)	(59,581)
Net income from discontinued operations	2,511	15,222	2,099	2,227	15,222	2,099
Net Loss	(337,632)	(159,188)	(21,953)	(717,815)	(416,815)	(57,481)
Net Loss from continuing operations attributable to non-controlling interests	(8,929)	(13,801)	(1,903)	(16,949)	(27,229)	(3,755)
Net Loss attributable to BEST Inc.	(328,703)	(145,387)	(20,050)	(700,866)	(389,586)	(53,726)

Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2022	As of June 30, 2023
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	533,481	1,228,532	169,422
Restricted Cash	399,337	250,002	34,477
Accounts and Notes Receivables	691,324	786,753	108,498
Inventories	16,480	12,093	1,668
Prepayments and Other Current Assets	777,842	686,845	94,720
Short-term Investments	725,043	108,883	15,016
Amounts Due from Related Parties	76,368	61,721	8,512
Lease Rental Receivables	43,067	55,815	7,697
Total Current Assets	3,262,942	3,190,644	440,010
Non-current Assets
Property and Equipment, Net	784,732	735,465	101,425
Intangible Assets, Net	75,553	85,836	11,837
Long-term Investments	156,859	156,859	21,632
Goodwill	54,135	54,135	7,466
Non-current Deposits	50,767	69,712	9,614
Other Non-current Assets	75,666	91,474	12,615
Restricted Cash	1,545,605	1,590,047	219,278
Lease Rental Receivables	40,188	1,700	234
Operating Lease Right-of-use Assets	1,743,798	1,493,970	206,028
Total non-current Assets	4,527,303	4,279,198	590,128
Total Assets	7,790,245	7,469,842	1,030,138
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	79,148	26,738	3,687
Convertible Senior Notes held by related parties	522,744	541,935	74,736
Convertible Senior Notes held by third parties	77	79	11
Short-term Bank Loans	183,270	492,203	67,878
Accounts and Notes Payable	1,430,004	1,528,489	210,788
Income Tax Payable	1,563	1,985	274
Customer Advances and Deposits and Deferred Revenue	277,737	293,294	40,447
Accrued Expenses and Other Liabilities	1,145,654	1,057,385	145,820
Financing Lease Liabilities	11,873	1,404	194
Operating Lease Liabilities	544,262	529,305	72,994
Amounts Due to Related Parties	1,315	1,812	250
Total Current Liabilities	4,197,647	4,474,629	617,080

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	522,744	541,935	74,736
Long-term borrowings	381	-	-
Operating Lease Liabilities	1,292,057	1,068,432	147,344
Financing Lease Liabilities	26,024	1,431	197
Other Non-current Liabilities	18,752	25,329	3,493
Long-term Bank Loans	928,894	967,880	133,477
Total Non-current Liabilities	2,788,852	2,605,007	359,247
Total Liabilities	6,986,499	7,079,636	976,327
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	26,459
Total mezzanine equity	191,865	191,865	26,459
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,584
Treasury Shares	-	(13,256)	(1,828)
Additional Paid-In Capital	19,481,417	19,506,687	2,690,095
Accumulated Deficit	(18,934,860)	(19,324,447)	(2,664,963)
Accumulated Other Comprehensive Income	124,464	115,238	15,892
BEST Inc. Shareholders’ Equity	697,009	310,210	42,780
Non-controlling Interests	(85,128)	(111,869)	(15,427)
Total Shareholders’ Equity	611,881	198,341	27,352
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	7,790,245	7,469,842	1,030,138

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in continuing operating activities	(304,799)	(157,992)	(21,788)	(559,397)	(321,180)	(44,293)
Net cash used in discontinued operating activities	(8,759)	-	-	(58,257)	-	-
Net cash used in operating activities	(313,558)	(157,992)	(21,788)	(617,654)	(321,180)	(44,293)
Net cash (used in)/generated from continuing investing activities	(100,994)	(46,514)	(6,415)	(980,536)	636,486	87,775
Net cash (used in)/generated from discontinued Investing activities	-	-	-	-	-	-
Net cash generated from/(used in) investing activities	(100,994)	(46,514)	(6,415)	(980,536)	636,486	87,775
Net cash (used in)/generated from continuing financing activities	(821,512)	109,316	15,075	(966,796)	226,935	31,296
Net cash (used in)/generated from discontinued financing activities	-	-	-	-	-	-
Net cash (used in)/generated from financing activities	(821,512)	109,316	15,075	(966,796)	226,935	31,296
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	71,659	61,139	8,431	48,104	47,917	6,608
Net （decrease）/increase in Cash and Cash Equivalents, and Restricted Cash	(1,164,405)	(34,051)	(4,696)	(2,516,882)	590,158	81,387
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,963,671	3,102,633	427,873	5,316,148	2,478,423	341,790
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,799,266	3,068,582	423,177	2,799,266	3,068,581	423,177
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	-	-	-	-	-	-
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	2,799,266	3,068,582	423,177	2,799,266	3,068,581	423,177

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 3 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(10)	Total
Net (Loss)/Income	(369)	9,363	(113,099)	(11,002)	(59,303)	(174,410)
Add
Depreciation & Amortization	18,966	8,441	12,610	417	4,720	45,154
Interest Expense	-	-	-	-	16,998	16,998
Income Tax Expense	20	39	-	139	(12)	186
Subtract
Interest Income	-	-	-	-	(26,001)	(26,001)
EBITDA	18,617	17,843	(100,489)	(10,446)	(63,598)	(138,073)
Add
Share-based Compensation Expenses	1,750	872	522	4	10,025	13,173
Adjusted EBITDA	20,367	18,715	(99,967)	(10,442)	(53,573)	(124,900)
Adjusted EBITDA Margin	1.5%	3.9%	(41.8)%	(42.7)%	-	(5.8)%

	Three Months Ended June 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	(57,418)	12,094	(105,085)	(82,439)	(107,295)	(340,143)
Add
Depreciation & Amortization	20,188	9,416	5,977	6,706	7,315	49,602
Interest Expense	-	-	-	-	25,738	25,738
Income Tax Expense	-	45	12	24	12	93
Subtract
Interest Income	-	-	-	-	(25,554)	(25,554)
EBITDA	(37,230)	21,555	(99,096)	(75,709)	(99,784)	(290,264)
Add
Share-based Compensation Expenses	2,777	1,686	1,415	128	13,934	19,940
Adjusted EBITDA	(34,453)	23,241	(97,681)	(75,581)	(85,850)	(270,324)
Adjusted EBITDA Margin	(1.8)%	1.2%	(5.1)%	(3.9)%	-	(14.0)%

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 4 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended June 30, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net (Loss)/Income	(369)	9,363	(113,099)	(11,002)	(59,303)	(174,410)
Add
Share-based Compensation Expenses	1,750	872	522	4	10,025	13,173
Non-GAAP Net (Loss)/Income	1,381	10,235	(112,577)	(10,998)	(49,278)	(161,237)
Non-GAAP Net (Loss)/Income Margin	0.1%	2.1%	(47.0)%	(45.0)%	-	(7.5)%

	Three Months Ended June 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Income/(Loss)	(57,418)	12,094	(105,085)	(82,439)	(107,295)	(340,143)
Add
Share-based Compensation Expenses	2,777	1,686	1,415	128	13,934	19,940
Non-GAAP Net Income/(Loss)	(54,641)	13,780	(103,670)	(82,311)	(93,361)	(320,203)
Non-GAAP Net Income/(Loss) Margin	(2.8)%	0.7%	(5.4)%	(4.3)%	-	(16.6)%

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 5 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended June 30,		Six Months Ended June 30,
	2023		2023
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(160,609)	(22,149)	(404,808)	(55,826)
Add
Share-based Compensation Expenses	13,173	1,817	25,266	3,484
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(147,436)	(20,332)	(379,542)	(52,341)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	395,518,481	395,518,481	394,952,425	394,952,425
Diluted (Non-GAAP)	395,518,481	395,518,481	394,952,425	394,952,425
Diluted loss per ordinary share	(0.41)	(0.06)	(1.02)	(0.14)
Add
Non-GAAP adjustment to net loss per ordinary share	0.04	0.01	0.06	0.01
Non-GAAP diluted loss per ordinary share	(0.37)	(0.05)	(0.96)	(0.13)

Diluted loss per ADS	(8.12)	(1.12)	(20.50)	(2.83)
Add
Non-GAAP adjustment to net loss per ADS	0.66	0.09	1.28	0.18
Non-GAAP diluted loss per ADS	(7.46)	(1.03)	(19.22)	(2.65)